Exhibit 6(a)

                            Agreement by and between
                         Michael Porter and Brian Henke

                                 PROMISSORY NOTE

$270,000.00                                                 July 26, 1996

         FOR VALUE RECEIVED, the undersigned MICHAEL PORTER, an adult resident of the State of Wisconsin ("Maker"), promises to pay to the order of BRIAN HENKE, an adult resident of the State of Wisconsin ("Payee"), or his assigns, at W283 N336 Lakeside Road, Pewaukee, Wisconsin 53072, or such other place as Payee shall, from time to time, designate in writing to Maker, the principal sum of Two Hundred and Seventy Thousand Dollars ($270,000.00), in lawful money of the United States of America, plus interest as set forth below.

         Principal is payable in quarterly installments of $67,500 each, due January 1, 1997 and on the first day of each third month thereafter. Interest, at the rate of 10% per year, is also payable at the time principal payments are due, calculated on the unpaid principal amounts from July 26, 1996.

         Notwithstanding the foregoing, Maker may prepay all or any part of the unpaid balance of this Note at any time, and from time to time, without premium or penalty, provided that no partial prepayment hereunder shall in any way affect Maker's obligation to pay the remaining balance in full as required herein.

         In the event of a default hereunder all amounts due and payable shall, at the option of Payee, without notice, become due, and shall accrue interest at a default rate of fifteen percent (15%) per year. In addition, the undersigned shall pay all costs of collection, including reasonable attorneys' fees.

         Maker  hereby  waives  presentment,   protest,  demand  and  notice  of
dishonor. Maker acknowledges receipt of an exact copy of this Note.



                                            -------------------------------
                                               Michael Porter, personally


MTC/ej/186397